Koor Industries Ltd.
                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        28 July 2002

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The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
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Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,



Re:   Immediate Report (NO. 15/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Today the Company has published in the United States a press release regarding the following matter:

          o Resolutions of the Company's Shareholders General Meeting held on July 25, 2002.

     2.   Attached please find the press release.

                                              Yours Sincerely,


                                              Shlomo Heller, Adv.
                                               Legal Counsel



KOOR INDUSTRIES LTD. ANNOUNCES RESULTS OF 2001 ANNUAL GENERAL MEETING

TEL AVIV, Israel - July 28, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding Company, announced the resolutions of the Company's 2001 Annual General Meeting, held in the Company's offices on July 25, 2002.

Resolutions

1. To approve guidelines of the Directors' and Officers' Insurance Policies ("D&O Policies") and to empower the management of the Company, at its discretion, to enter into D&O Policies within the 2002 Guidelines for 2002 and onwards.

2. To approve coverage under new D&O Policies within the 2002 guidelines mentioned above for: Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer and Vice Chairman of the Board of Directors of Koor) and Andrew Hauptman (Director of Koor).

3. To appoint Ms. Paulette Eitan and Mr. Rolando Eisen to serve as External Directors on the Board of Directors of the Company.

4. To appoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

                                 About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel.     +9723    6238 310
Fax.     +9723    6238 313
www.koor.com
------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.